Exhibit 4.1 (k)
AMENDMENT NO. 9 TO
FARM BUREAU 401(k) SAVINGS PLAN (“Plan”)
(As restated and executed on January 25, 2002)
This amendment, entered into as of this 13th day of February, 2006, shall be effective as of February 15, 2006.
The attached page 3 to the Adoption Agreement is hereby substituted in place of page 3 that was in effect prior to February 15, 2006 (most recently revised as part of Amendment No. 6 effective January 1, 2004). The definition of Compensation is being amended to exclude EquiTrust production bonuses for purposes of elective deferrals, matching contributions and any Employer nonelective contributions.

IOWA FARM BUREAU FEDERATION, Plan Sponsor

By:	/s/ Craig A. Lang

Title:	President

WELLS FARGO BANK MINNESOTA, N.A., Trustee

By:	/s/ Mary Stoecker

Compensation taken into account. For the Plan Year in which an Employee first becomes a Participant, the Plan Administrator will determine the allocation of Employer contributions (excluding deferral contributions) by taking into account: (Choose one of (d) or (e))
☐	(d) Plan Year. The Employee’s Compensation for the entire Plan Year.

☑	(e) Compensation while a Participant. The Employee’s Compensation only for the portion of the Plan Year in which the Employee actually is a Participant.
Modifications to Compensation definition. The Employer elects to modify the Compensation definition elected in (a), (b) or (c) as follows. (Choose one or more of (f) through (n) as applicable. If the Employer elects to allocate its nonelective contribution under Plan Section 3.04 using permitted disparity, (i), (j), (k) and (l) do not apply):
☑	(f) Fringe benefits. The Plan excludes all reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits.

☐	(g) Elective Contributions. The Plan excludes a Participant’s Elective Contributions. See Plan Section 1.07(D).

☐	(h) Exclusion. The Plan excludes Compensation in excess of:
☑	(i) Bonuses. The Plan excludes EquiTrust Life Ins. Co. production bonuses. [eff. 02/15/06]

☐	(j) Overtime. The Plan excludes overtime.

☐	(k) Commissions. The Plan excludes commissions.

☑	(l) Nonelective contributions. The following modifications apply to the definition of Compensation for nonelective contributions: See Addendum, paragraph 6.

☐	(m) Deferral contributions. The following modifications apply to the definition of Compensation for deferral contributions: .

☐	(n) Matching contributions. The following modifications apply to the definition of Compensation for matching contributions: .
5. PLAN YEAR/LIMITATION YEAR (1.24). Plan Year and Limitation Year mean the 12-consecutive month period (except for a short Plan Year) ending every: (Choose one of (a) or (b). Choose (c) if applicable)
☑	(a) December 31.

☐	(b) Other: .
☐	(c) Short Plan Year: commencing on: and ending on: .
6. EFFECTIVE DATE (1.10). The Employer’s adoption of the Plan is a: (Choose one of (a) or (b))
☐	(a) New Plan. The Effective Date of the Plan is: .

☑	(b) Restated Plan. The restated Effective Date is: January 1, 1997. This Plan is an amendment and restatement of an existing retirement plan(s) originally established effective as of: January 1, 1987.
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